UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 29, 2025, the Registrant notified Leerink Partners LLC (“Leerink Partners”) that it was suspending and terminating the sales agreement prospectus supplement, dated May 8, 2024 (the “ATM Prospectus”), relating to the sale of up to $100 million of the Registrant’s ordinary shares, nominal value CHF 0.01 per share (the “Ordinary Shares”), that may be issued and sold pursuant to the sales agreement, dated May 8, 2024, by and among the Registrant and Leerink Partners (the “Sales Agreement”). As of the date of this report, the Registrant has not sold any Ordinary Shares under the ATM Prospectus. The Registrant will not make any sales of its Ordinary Shares pursuant to the Sales Agreement unless and until a new prospectus, prospectus supplement or registration statement is filed. Other than the termination of the ATM Prospectus, the Sales Agreement remains in full force and effect.

Incorporation by Reference

The information contained in this Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-271938 and 333-287806) and Form F-3 (File Nos. 333-271063, 333-278409 and 333-281798).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: October 29, 2025	/s/ Sylvia Cheung
Sylvia Cheung
Chief Financial Officer